UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 31, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

4th Quarter 2017

(BR GAAP)
Results


Santander

Simple | Personal | Fair

Disclaimer

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

Agenda

Key Messages

Santander Group's Results

Macroeconomic Scenario

4Q17 Results Highlights

Final Remarks

Highlights of the Period | Employees

Culture is Santander's Foundation!


O QUE
A GENTE
PODE
FAZER
POR VOCÊ
HOJE?
Santander

Highlights of the Period | Customers

I *Engaged employees enable a better customer experience and promote stronger loyalty...*

For the second consecutive year

GREAT PLACE TO WORK®

- Among the Best Companies to Work For

Best Bank

The Banker

- in Brazil
- in Latin America and
- in the World

EUROMONEY AWARDS FOR EXCELLENCE 2017

- in Brazil and Latin America
- Latam Transformation
- SMEs around the world

Customers

Loyal customers
In millions

+16% YoY



3.6
4.2
2016
2017

Digital customers
In millions

8.6

+35% YoY

Active customers
In millions

21.7

+8% YoY

Customer base[1] has been growing for 31 consecutive months

[1] Active current account holders.

Customer Satisfaction | Revenues

II ...focus on customer satisfaction allows us to grow in a sustainable way and...

Profitable market share gains

Loans[1]	+53bps
Deposits[1]	+327bps

Culture of Service

Multichannel and cross-sell

Revenue by customer multichannel	+2x
More offerings in the month	+4x

YoY



Revenue Growth | YoY
+ 8%
+ 18%
2016
2017



Net Profit Growth | YoY
+ 11%
+ 36%
2016
2017

[1] Bacen. Data as of November, 2017

Highlights of the Period | Profitability

III ...maximize our results, creating more value for shareholders

ROE (%)


+587bps
12.4%
13.9%
15.9%
15.8%
17.1%
18.3%
4Q15
4Q16
1Q17
2Q17
3Q17
4Q17

In 2017 we declared

6.3 bi [1]
in dividends and interest on capital

5.8% [2]
Dividend yield in 2017

[1] Dividends and interest on capital from January to December 2017. [2] Bloomberg. 2017 annual average.

Agenda

Key Messages

Santander Group's Results

Macroeconomic Scenario

4Q17 Results Highlights

Final Remarks

Santander Group's Results

Brazil contributed to **26%** of the **2017** Group's results

Well-diversified results between Europe and America

26% Brazil	16% United Kingdom	15%[1] Spain	13% SCF	7% Mexico
6% Chile	5% Portugal	4% USA	4% Argentina	3% Poland

48% America[2]



52% Europe

Attributable Profit
(EUR million)



7%
6,204
6,619
2016
2017

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A3	P-2	Stable
Standard & Poor's	A-	A-2	Stable
Fitch Ratings	A-	F2	Stable

(*) Excluding Corporate Centre and Real Estate Activity Spain. 1) Popular included (3%). 2) Includes 1% regarding other Latam

Agenda

Key Messages

Santander Group's Results

Macroeconomic Scenario

4Q17 Results Highlights

Final Remarks

Macroeconomic Scenario

Positive outlook for a new economic growth cycle


GDP | YoY Real Growth (%)
-3.8
-3.6
1.0
2.7
3.0
2015
2016
2017 (e)
2018 (e)
2019 (e)
Interest Rate | SELIC (%)
14.25
13.75
7.00
6.75
8.00
2015
2016
2017
2018 (e)
2019 (e)
Inflation | IPCA (%)
10.7
6.3
3.0
4.0
4.3
2015
2016
2017
2018 (e)
2019 (e)
Exchange Rate | (R$/US$)
3.90
3.26
3.30
3.30
3.40
2015
2016
2017
2018 (e)
2019 (e)

Sources: Brazilian Central Bank, IBGE and Focus Research estimates (01/26/2018).

Agenda

- Key Messages
- Santander Group's Results
- Macroeconomic Scenario
- **4Q17 Results Highlights**
- Final Remarks

2017 Performance

Loan portfolio grows in 2017, led by individuals and consumer finance

Comfortable capital and liquidity **position**

Higher volumes and spreads support net interest income growth

Improved loyalty and transactionality translate into stronger commissions

Portfolio quality remains at controlled levels, with a decline in retail delinquency[1]

Net Profit reaches R$ 10 billion, up 36% YoY

	(R$ million)	2017	2017 x 2016	4Q17	4Q17 x 3Q17
Results	Net Interest Income	37,327	↑ 18.5%	9.498	↓ (3.7)%
	Fees	15,611	↑ 17.7%	4,239	↑ 9.5%
	Allowance for Loan Losses	(9,708)	↑ (7.2)%	(2,656)	↓ 9.3%
	Managerial Net Profit	**9,953**	↑ **35.6%**	**2,752**	↑ **6.4%**
	Efficiency Ratio	44.1%	↑ (418)bps	44.3%	↓ 59bps
Balance Sheet	Loan Portfolio	272,562	↑ 6.1%	272,562	↑ 3.6%
	BIS Ratio	15.8%	↓ (48)bps	15.8%	↓ (35)bps

[1] Individuals and consumer finance

2017 Performance

Net profit rises 36%, reaching an all-time high



Net Profit (R$ million)
38%
6%
36%
1,989
2,280
2,335
2,586
2,752
7,339
9,953
4Q16
1Q17
2Q17
3Q17
4Q17
2016
2017

Yet another year of **solid results,** underpinned by a more **favorable commercial environment**

2017 Performance

Managerial P&L (R$ million)	2017	2016	12M	4Q17	3Q17	3M
Net Interest Income	37,327	31,497	18.5%	9,498	9,863	-3.7%
Fees	15,611	13,263	17.7%	4,239	3,871	9.5%
Total Revenues	**52,938**	**44,759**	**18.3%**	**13,737**	**13,733**	**0.0%**
Allowance for Loan Losses	(9,708)	(10,456)	-7.2%	(2,656)	(2,429)	9.3%
General Expenses	(19,167)	(17,919)	7.0%	(5,183)	(4,806)	7.8%
Others	(9,720)	(7,598)	27.9%	(1,987)	(2,773)	-28.4%
Profit Before Taxes	**14,342**	**8,785**	**63.2%**	**3,912**	**3,725**	**5.0%**
Taxes and Minority Interest	(4,389)	(1,447)	n.a.	(1,160)	(1,140)	1.8%
Managerial Net Income	**9,953**	**7,339**	**35.6%**	**2,752**	**2,586**	**6.4%**

2017 Performance

Net interest income advances across all business lines in 2017

Net Interest Income Breakdown *(R$ million)*



21%
-4%
19%
7,825
1,393
871
5,561
8,868
2,302
977
5,590
9,098
2,157
968
5,973
9,863
2,733
1,010
6,119
9,498
1,922
1,054
6,522
31,497
6,858
3,055
21,583
37,327
9,115
4,009
24,203
4Q16
1Q17
2Q17
3Q17
4Q17
2016
2017
Loan
Funding
Other

Loan and Funding Spread (%)



Loan
8.9%
8.9%
9.4%
9.4%
9.7%
Funding
1.6%
1.7%
1.6%
1.6%
1.6%
4Q16
1Q17
2Q17
3Q17
4Q17

Selic Interest Rate (average)				
13.9%	12.7%	11.0%	9.2%	7.5%

2017 Performance

Individual and consumer finance segments drive loan portfolio growth



Loan portfolio
(R$ billion)
6%
4%
256.9
257.2
256.8
263.0
272.6
36%
37%
38%
39%
40%
13%
13%
13%
13%
13%
14%
14%
14%
15%
15%
38%
37%
35%
34%
32%
Dec.16
Mar.17
Jun.17
Sep.17
Dec.17
Corporate
Consumer Finance
SMEs
Individuals

R$ million	Dec 17	Dec 16	12M	3M
Individuals	108,115	91,414	18.3%	5.7%
Consumer Finance	41,884	34,777	20.4%	6.9%
SMEs	34,288	32,799	4.5%	4.1%
Corporate	88,275	97,893	-9.8%	-0.3%
Total	**272,562**	**256,883**	**6.1%**	**3.6%**
Other transactions[1]	75,345	65,900	14.3%	2.6%
Expanded Portfolio	**347,907**	**322,783**	**7.8%**	**3.4%**

[1] Includes Debenture, FIDC, CRI, Floating Rate Notes, Promissory Notes, acquiring activity-related assets and guarantees.

2017 Performance

Funding from customers expands 3% YoY, as time and saving deposits are the highlights



Funding from customers (R$ billion)
3%
-1%
298.4
300.7
300.7
309.2
307.6
Dec.16
Mar.17
Jun.17
Sep.17
Dec.17

R$ million	Dec 17	Dec 16	12M	3M
Demand deposits	17,177	16,006	7.3%	7.5%
Saving deposits	40,572	36,051	12.5%	5.2%
Time deposits + debentures[1]	212,951	180,951	17.7%	-1.2%
Financial Bills[2]	36,918	65,393	-43.5%	-5.6%
Funding from customers - on balance	**307,619**	**298,402**	**3.1%**	**-0.5%**
(-) Reserve requirements	(62,781)	(61,199)	2.6%	-5.1%
Others	61,058	63,906	-4.5%	12.3%
Total Funding – on balance	**305,895**	**301,110**	**1.6%**	**2.8%**
Assets under management	292,715	251,042	16.6%	-1.1%
Total Funding + AUM	**598,611**	**552,152**	**8.4%**	**0.9%**

1 Includes LCI (Real Estate Credit Notes) and LCA (Agribusiness Notes). 2 Includes COEs (Structured Notes Certificate).

2017 Performance

Higher loyalty and transactionality boost commission growth



Fees (R$ million)
13%
10%
18%
3,740
3,709
3,792
3,871
4,239
13,263
15,611
4Q16
1Q17
2Q17
3Q17
4Q17
2016
2017

R$ million	2017	2016	12M	3M
Asset management	1,008	1,077	-6.4%	-0.7%
Current account	2,908	2,231	30.3%	2.3%
Lending operations	1,491	1,427	4.5%	-1.4%
Insurance	2,516	2,211	13.8%	24.2%
Cards	4,990	4,085	22.2%	13.2%
Collection services	1,389	1,224	13.5%	1.5%
Securities brokerage and placement	700	543	29.0%	25.6%
Other	608	465	30.7%	4.8%
Total	**15,611**	**13,263**	**17.7%**	**9.5%**

2017 Performance

Loan portfolio quality indicators **remain at controlled levels**



NPL (from 15 to 90 days)
6.9%
6.1%
6.3%
5.8%
5.7%
5.5%
4.3%
4.8%
4.5%
4.2%
4.3%
2.8%
3.4%
3.1%
2.5%
Dec.16
Mar.17
Jun.17
Sep.17
Dec.17
NPL (over 90 days)
4.1%
4.0%
3.9%
3.7%
3.7%
3.4%
3.2%
2.9%
2.9%
2.9%
2.7%
2.5%
1.9%
2.0%
1.9%
Dec.16
Mar.17
Jun.17
Sep.17
Dec.17
Coverage Ratio (over 90 days)
212%
229%
229%
230%
202%
Dec.16
Mar.17
Jun.17
Sep.17
Dec.17
Individuals
Total
Corporate & SMEs

2017 Performance

Cost of credit and provisions show improvements in 2017, despite the challenging scenario



Allowance for Loan Losses[1] (R$ million) and Cost of Credit (%)
3.7%
3.1%
3.2%
3.3%
3.5%
3.6%
3.2%
2,680
2,264
2,360
2,429
2,656
10,456
9,708
3,388
3,052
2,907
3,051
3,303
13,291
12,314
(709)
(789)
(547)
(622)
(648)
(2,835)
(2,605)
4Q16
1Q17
2Q17
3Q17
4Q17
2016
2017
Recovery of Written-Off Loans
Provisions for Loan Losses
Cost of Credit

[1]As of 1Q17 includes surety provisions

2017 Performance

Continued focus on increasing productivity contributes to a better efficiency ratio in 2017

Expenses *(R$ million)*



7%
8%
4,831
471
4,360
4,629
490
4,139
4,550
501
4,049
4,806
527
4,279
5,183
551
4,632
4Q16
1Q17
2Q17
3Q17
4Q17
7%
17,919
1,781
16,139
19,167
2,069
17,099
2016
2017
General expenses
Depreciation and amortization

R$ million	2017	2016	12M	3M
General expenses	17,099	16,139	5.9%	8.3%
Administrative expenses	8,007	7,441	7.6%	15.6%
Personnel expenses	9,091	8,698	4.5%	2.0%
Depreciation and amortization	2,069	1,781	16.2%	4.4%
Total	**19,167**	**17,919**	**7.0%**	**7.8%**

2017 Performance

Efficiency Ratio



49.3%
43.7%
44.3%
-4.9 p.p. YoY
48.3%
44.1%
4Q16
3Q17
4Q17
2016
2017

Recurrence Ratio



77.4%
80.5%
81.8%
+4.4 p.p. YoY
74.0%
81.4%
4Q16
3Q17
4Q17
2016
2017

ROAA



1.2%
1.6%
1.6%
+0.4 p.p. YoY
1.1%
1.5%
4Q16
3Q17
4Q17
2016
2017

ROAE



13.9%
17.1%
18.3%
+4.4 p.p. YoY
13.3%
16.9%
4Q16
3Q17
4Q17
2016
2017

2017 Performance

Liquidity and capital at comfortable levels

Loans / Funding from customers


86.1%
85.0%
88.6%
Dec.16
Sep.17
Dec.17

BIS Ratio


16.3%
1.2%
15.2%
16.2%
1.0%
15.2%
15.8%
1.1%
14.7%
Dec.16
Sep.17
Dec.17
Tier I
Tier II

We declared R$ 6.3 billion in dividends and IoC in the year

Agenda

Key Messages

Santander Group's Results

Macroeconomic Scenario

4Q17 Results Highlights

Final Remarks

Conclusions | 2017

Another year of **recurring positive results** illustrates the **solid strides** of a culture focused on **improving customer experience** and **increasing profitability for our shareholders**

Total revenues climbed 18% in 2017, driven by net interest income, due to higher volumes and spreads, combined with greater loyalty and transactionality

Net profit rose 36% in 2017, recording sustainable and recurring growth in the last four years, supported by significant progress in our commercial efforts

Loan portfolio **quality indicators** remain at **controlled levels, reflecting active risk management**

Continued focus on increasing productivity leads to a better efficiency ratio in 2017, achieving its lowest level in the last five years

ROE

18.3%,

+436bps

(4Q17, YoY)

Santander GLOBAL CORPORATE BANKING

Santander CORPORATE

Santander Negócios & Empresas

Santander FINANCIAMENTOS

Santander ASSET MANAGEMENT

Santander PRIVATE BANKING

Santander SELECT

Santander van gogh

Santander UNIVERSIDADES

PROSPERA Santander Microcrédito

getnet Uma empresa Santander

olé consignado

webmotors a marca automotiva nº1 do Brasil

universia

Santander CULTURAL

TEATRO Santander



Save the date

1st Santander Brasil Investor Day

October 31st, 2018

033 Rooftop | Teatro Santander

For more information visit the Investor Relations' website

www.ri.santander.com.br


Appendix
GO

Results

Managerial P&L	2017	2016	Abs.	12M
R$ million				
Net Interest Income	**37,327**	**31,497**	**5,831**	**18.5%**
Allowance for Loan Losses	(9,708)	(10,456)	748	-7.2%
Net Interest Income After Loan Losses	**27,619**	**21,041**	**6,578**	**31.3%**
Fees	15,611	13,263	2,348	17.7%
General Expenses	(19,167)	(17,919)	(1,248)	7.0%
Personnel Expenses + Profit Sharing	(9,091)	(8,698)	(394)	4.5%
Administrative Expenses	(10,076)	(9,222)	(854)	9.3%
Tax Expenses	(3,667)	(3,335)	(332)	10.0%
Other income (expenses)	(5,819)	(4,306)	(1,513)	35.1%
Investments in Affiliates and Subsidiaries	25	7	19	n.a.
Non-Operating Income	(260)	36	(295)	n.a.
Profit Before Taxes	**14,342**	**8,785**	**5,557**	**63.2%**
Income Tax and Social Contribution Tax	(3,996)	(1,330)	(2,666)	n.a.
Minority Interest	(394)	(117)	(277)	n.a.
Net Profit	**9,953**	**7,339**	**2,614**	**35.6%**

Quarterly Results

Managerial P&L	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
R$ million								
Net Interest Income	**7,598**	**7,807**	**8,266**	**7,825**	**8,868**	**9,098**	**9,863**	**9,498**
Allowance for Loan Losses	(2,424)	(2,515)	(2,837)	(2,680)	(2,264)	(2,360)	(2,429)	(2,656)
Net Interest Income After Loan Losses	**5,174**	**5,292**	**5,430**	**5,145**	**6,604**	**6,738**	**7,434**	**6,843**
Fees	2,984	3,216	3,322	3,740	3,709	3,792	3,871	4,239
General Expenses	(4,321)	(4,331)	(4,436)	(4,831)	(4,629)	(4,550)	(4,806)	(5,183)
Personnel Expenses + Profit Sharing	(2,107)	(2,057)	(2,136)	(2,397)	(2,200)	(2,205)	(2,319)	(2,367)
Administrative Expenses	(2,214)	(2,274)	(2,300)	(2,434)	(2,429)	(2,344)	(2,487)	(2,816)
Tax Expenses	(804)	(810)	(822)	(899)	(906)	(892)	(914)	(955)
Other Income (Expenses)	(1,197)	(1,184)	(1,065)	(860)	(1,372)	(1,528)	(1,835)	(1,084)
Investments in Affiliates and Subsidiaries	2	1	1	2	5	11	10	(1)
Non-Operating Income	26	(5)	20	(5)	(68)	(210)	(35)	53
Profit Before Taxes	**1,863**	**2,179**	**2,450**	**2,293**	**3,343**	**3,362**	**3,725**	**3,912**
Income Tax and Social Contribution Tax	(205)	(319)	(482)	(325)	(973)	(926)	(1,030)	(1,067)
Minority Interest	1	(55)	(85)	21	(90)	(101)	(110)	(93)
Net Profit	**1,660**	**1,806**	**1,884**	**1,989**	**2,280**	**2,335**	**2,586**	**2,752**

Balance Sheet | Assets

R$ million

	Dec.16	Mar.17	Jun.17	Sep.17	Dec.17
Current and Long-Term Assets	**688,673**	**701,088**	**640,995**	**664,984**	**672,561**
Cash and Cash Equivalents	5,723	5,405	8,261	7,080	11,234
Interbank Investments	59,669	52,642	51,599	49,963	46,761
Securities and Derivative Financial Instruments	169,590	166,131	168,391	182,557	171,730
Interbank Accounts	62,900	64,369	68,135	68,277	82,504
Lending Operations	239,190	240,629	240,014	246,068	255,486
Allowance for Loan Losses	(18,333)	(17,084)	(17,229)	(17,327)	(17,462)
Other Receivables	148,992	169,123	102,050	108,572	102,540
Other Assets	2,609	2,788	2,546	2,467	2,306
Permanent Assets	**13,031**	**12,430**	**12,056**	**11,784**	**11,172**
Investments	178	379	372	391	371
Fixed Assets	7,551	7,238	7,174	7,060	6,396
Intangibles	5,303	4,812	4,510	4,334	4,405
Goodwill net of amortization	2,174	1,703	1,249	795	631
Others	3,129	3,109	3,260	3,539	3,774
Total Assets	**701,705**	**713,517**	**653,050**	**676,768**	**683,732**
Total Assets (Excluding Goodwill)	**699,531**	**711,814**	**651,801**	**675,973**	**683,101**

Balance Sheet | Liabilities and Equity

R$ million	Dec.16	Mar.17	Jun.17	Sep.17	Dec.17
Current and Long-Term Liabilities	**640,843**	**649,710**	**589,129**	**611,637**	**621,824**
Deposits	145,705	148,012	178,615	204,118	203,532
Demand Deposits	16,006	14,824	16,175	15,980	17,177
Savings Deposits	36,051	36,114	37,064	38,570	40,572
Interbank Deposits	3,122	2,262	2,894	2,701	3,292
Time Deposits	90,525	94,813	122,482	146,867	142,481
Money Market Funding	160,924	160,419	150,083	141,526	129,962
Funds from Acceptance and Issuance of Securities	105,170	95,009	85,139	78,143	76,656
Interbank Accounts	44	1,390	1,790	1,571	264
Interbranch Accounts	3,887	2,210	2,719	3,051	4,275
Borrowings	30,600	28,040	28,007	26,235	33,471
Domestic On-Lending – Official Institutions	16,803	16,772	16,842	16,934	16,636
Derivative Financial Instruments	19,945	21,794	16,919	18,952	20,681
Other Payables	157,766	176,064	109,015	121,107	136,347
Deferred Income	565	543	519	506	511
Minority Interest	2,526	2,566	2,545	2,268	1,897
Equity	57,772	60,698	60,858	62,359	59,500
Total Liabilities	**701,705**	**713,517**	**653,050**	**676,768**	**683,732**
Equity (Excluding Goodwill)	**55,598**	**58,994**	**59,608**	**61,564**	**58,869**

Balance Sheet | Loan Portfolio

R$ million	Dec.17	Dec.16	12M	Sep.17	3M
Individuals	**108,115**	**91,414**	**18.3%**	**102,263**	**5.7%**
Leasing / Auto Loans (*)	1,852	1,875	-1.2%	1,813	2.1%
Credit Card	24,421	20,677	18.1%	21,850	11.8%
Payroll Loans	25,616	18,745	36.7%	23,950	7.0%
Mortgage	28,112	27,153	3.5%	27,251	3.2%
Agricultural Loans	5,239	3,427	52.9%	4,854	7.9%
Personal Loans / Others	22,875	19,537	17.1%	22,546	1.5%
Consumer Finance	**41,884**	**34,777**	**20.4%**	**39,178**	**6.9%**
Corporate	**122,563**	**130,692**	**-6.2%**	**121,523**	**0.9%**
Leasing / Auto Loans	2,784	2,783	0.0%	2,747	1.4%
Real Estate	6,577	9,337	-29.6%	7,530	-12.7%
Trade Finance	17,379	20,339	-14.6%	22,821	-23.8%
On-Lending	13,919	12,891	8.0%	11,603	20.0%
Agricultural Loans	6,320	5,531	14.3%	7,068	-10.6%
Working Capital / Others	75,584	79,810	-5.3%	69,755	8.4%
Total	**272,562**	**256,883**	**6.1%**	**262,965**	**3.6%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 36,238 in Dec/17, R$ 34,419 MM in Sep/17 and R$ 30,196 MM in Dec/16.

getnet
Uma empresa Santander

WE INCREASED BY 31% OUR TURNOVER IN THE LAST 12 MONTHS

		2017	2016	12M
Credit	Turnover (R$ million)	90,887	70,617	29%
	Transactions (million)	743.3	654.1	14%
Debit	Turnover (R$ million)	51,175	37,628	36%
	Transactions (million)	840.2	592.9	42%
Total	Turnover (R$ million)	142,062	108.245	31%
	Transactions (million)	1,583.4	1,247.0	27%



Santander


Santander

Investor Relations (Brazil)
Av. Juscelino Kubitschek, 2,235 – 26th floor
São Paulo | SP | Brazil | 04543-011
phone: 55 11 3553 3300
fax: 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM

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